FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June 2004

                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA


                            Rua Sete de Setembro, 362
                    Vitoria, Espirito Santo, Brazil 29015-000
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F   X   Form 40-F
                                              -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.      Yes        No    X
                      -----      ------     -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                                                (Registrant)


Date:    September 29, 2004             By:       /s/ Sergio Pereira Pires
                                                 --------------------------
                                         Name:        Sergio Pereira Pires
                                         Title:       Chief Financial Officer




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                                  EXHIBIT INDEX


99.1     Quarterly Financial Statements as of June 30, 2004.

99.2     English translation of Accountants' Review Report.












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